Skadden, Arps, Slate, Meagher & Flom llp

South Grand Avenue

Los Angeles, California 90071-3144

________

TEL: (213) 687-5000

FAX: (213) 687-5600

www.skadden.com

October 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Susan Block and Ms. Laura Nicholson

FIRM/AFFILIATE OFFICES

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BOSTON

CHICAGO

HOUSTON

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING B

RUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

RE:	JAKKS Pacific, Inc. Registration Statement on Form S-3 Filed September 6, 2019 File No. 333-233665

Dear Ms. Block and Ms. Nicholson:

On behalf of JAKKS Pacific, Inc. (the “Company”), we have filed today Amendment No. 1 to the Registration Statement on Form S-3 of the Company (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Transportation and Leisure, of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 23, 2019, concerning the Registration Statement on Form S-3 of the Company filed on September 6, 2019. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment provided is printed below in bold italics and is followed by the Company’s response. All references in this letter to page numbers and sections correspond to the page numbers and sections in the Amended Registration Statement, unless otherwise noted.

General

1.	We note that you are registering the sale of 46,728,275 shares of common stock underlying convertible notes owned by Oasis Investments II Master Fund Ltd. Given the size relative to the apparent number of shares outstanding held by non-affiliates, and the nature of the offering, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, to the extent that the transaction is a primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form S-3.

U.S. Securities and Exchange Commission October 8, 2019 Page 2

Response: The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the offering contemplated by the Amended Registration Statement is a valid secondary offering by or on behalf of Oasis Investments II Master Fund Ltd (“Oasis”) of shares of the Company’s common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states in relevant part:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Based on the Company’s consideration of the totality of the facts and circumstances of the exchange transaction and each of the factors enumerated in Interpretation 612.09, the Company believes that the shares of common stock that the Company is proposing to register for resale by Oasis (the “Shares”) are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

U.S. Securities and Exchange Commission October 8, 2019 Page 3

Factor 1: How long Oasis has held the securities. The convertible notes issued to Oasis were issued in exchange for securities already held by Oasis, the majority of which were acquired in 2017. Pursuant to the Transaction Agreement, dated as of August 7, 2019 (the “Transaction Agreement”), by and among the Company, certain of the Company’s affiliates and subsidiaries, Oasis and the other parties thereto, the Company issued to Oasis on August 9, 2019 (i) amended and restated notes in exchange for the $21,550,000 aggregate principal amount 3.25% Convertible Senior Note previously issued to Oasis on November 7, 2017 and the $8,000,000 aggregate principal amount 3.25% Convertible Senior Note previously issued to Oasis on July 26, 2018 (together, the “Existing Oasis Notes”) and (ii) a new $8,000,000 Convertible Senior Note having the same terms as such amended and restated notes in exchange for the $7,250,000 aggregate principal amount 4.875% Convertible Senior Note acquired by Oasis in 2015 (collectively with the Existing Oasis Notes, the “New Oasis Notes”).

Oasis participated in the exchange transaction with the knowledge that it might not be able to exit its position at a profit, and that its ability to fully exit its position would likely be restricted for an extended period of time, providing evidence that Oasis acquired such Securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).Oasis is currently carrying all of the investment risk associated with the New Oasis Notes (and, together with the underlying Shares, the “Securities”), and will continue to bear this investment risk for potentially a substantial period of time before it can make resales of such securities, because the conversion price of the New Oasis Notes is currently “out-of-the-money” when compared with the current market price of the common stock and the trading volume of the Company’s common stock is low. Following the issuance of the New Oasis Notes, (i) the highest closing sale price reported during that period was $0.89, which is lower than the initial conversion price of the New Oasis Notes of $1.00, and (ii) the trading volume of the Company’s common stock has not exceeded 364,500 shares on September 5, 2019, with a daily average trading volume of 54,874 shares. The Company believes that the low trading price and low trading volume support the assertion that Oasis acquired the Securities for investment.

This assertion is further supported by the history of investment that Oasis has made in the Company, which includes the Existing Oasis Notes issued in 2017 and 2018 that Oasis continued to hold as an investment until the exchange transaction. Pursuant to the Registration Rights Agreements, dated as of November 7, 2017 and July 25, 2018 (the “Prior Registration Rights Agreements”), by and between the Company and Oasis, in connection with the Existing Oasis Notes, the Company filed its prior Registration Statement on Form S-3 filed on December 7, 2017 (as amended by the Amendment No. 1 to Registration Statement filed on January 3, 2018, the “Prior Registration Statement”)). Oasis never converted or resold the Existing Oasis Notes pursuant to the Prior Registration Statement.

The facts discussed above support the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

U.S. Securities and Exchange Commission October 8, 2019 Page 4

Factor 2: The circumstances under which Oasis received the Securities. The New Oasis Notes were issued to Oasis in an arm’s-length private exchange transaction. The Amended Registration Statement is filed by the Company to comply with its obligations under the Amended and Restated Registration Rights Agreement, dated as of August 9, 2019 (the “Registration Rights Agreement”), by and between the Company and Oasis. The New Oasis Notes were issued, in part, in exchange for the Existing Oasis Notes issued in 2017 and 2018, which Oasis never converted or resold pursuant to the Prior Registration Statement. The Prior Registration Statement was filed pursuant to the Prior Registration Rights Agreements. The Company did not enter into the Registration Rights Agreement or the Prior Registration Rights Agreement for the purposes of conducting an indirect primary offering. The Company did not and will not pay commissions or fees to Oasis and will not receive proceeds from the resale of the common stock.

In the Transaction Agreement, Oasis made representations to the Company, including that it (i) was either (x) a “qualified institutional buyer,” or QIB, as that term is defined in Rule 144A under the Securities Act or (y) an “accredited investor” as defined in Rule 501(a) under the Securities Act and (ii) had such knowledge and experience in financial and business matters and in investments of this type that it was capable of making an informed investment decision and has so evaluated the merits and risks of such investment. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Oasis has any plan to act in concert with a third party to effect a distribution of the Shares.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Amended Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of Oasis have occurred or will occur if the Amended Registration Statement is declared effective.

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include: (i) some private investment funds, including Oasis, are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount; and (ii) an issuer’s decision to not register its shares would prevent investors from taking advantage of market opportunities or from liquidating their investments if, for example, the investors’ convictions in their original investment decision had waned.

U.S. Securities and Exchange Commission October 8, 2019 Page 5

Therefore, the circumstances under which Oasis received the New Oasis Notes support the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 3: Oasis’s relationship with the Company. Oasis has not had any material relationship with the Company in the past three years except for relationships that are legacy to the Existing Oasis Notes received by Oasis in 2017 and those entered into in connection with the Transaction Agreement. As stated in the Amended Registration Statement, these relationships include (i) the ownership of the New Oasis Notes issued pursuant to the Transaction Agreement, (ii) the Voting Agreements (as defined in the Amended Registration Statement), (iii) the ownership of the Existing Oasis Notes and (iv) Alex Shoghi, an employee of an affiliate of Oasis, who has served on the board of directors of the Company since 2015.

Further, Oasis is not acting on the Company’s behalf with respect to the registration of the Shares under the Amended Registration Statement and, other than the registration rights granted to Oasis, the Company has no contractual, legal or other relationship with Oasis that would control either (a) the timing, nature, or amount of resales of the Shares; or (b) whether such Shares are ever resold under the Amended Registration Statement. The existence of registration rights are not, in and of themselves, evidence of an intent on the part of Oasis to sell its Shares, much less to sell or distribute the Shares on behalf of the Company. Moreover, the New Oasis Notes were issued, in part, in exchange for the Existing Oasis Notes issued in 2017 and 2018, which Oasis never converted and resold pursuant to the Prior Registration Statement.

The Company did not and will not pay commissions or fees to Oasis and will not receive proceeds from the resale of the common stock. In addition, pursuant to the terms of the New Oasis Notes, Oasis may not submit for conversion any part of the New Oasis Notes if the number of shares of common stock issuable upon such conversion of the New Oasis Notes, when added to all other shares of common stock deemed to be beneficially owned by Oasis and its affiliates, would result in Oasis and its affiliates beneficially owning more than 4.99% of the issued and outstanding common stock of the Company (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation has the effect of limiting the ability of Oasis to quickly convert and sell out of its investment position in the Company, supporting the assertion that Oasis does not have an intent to distribute the Securities on behalf of the Company and is not acting as an underwriter.

As a result, this factor weighs favorably in the Company´s determination that the offering for resale of the Shares by Oasis is a secondary offering and not a primary offering.

Factor 4: The amount of shares being registered. Given the facts and circumstances of the exchange transaction, the number of Shares being registered for resale does not support the conclusion that the offering is really a primary distribution on behalf of the Company. As of September 4, 2019, the Company had 38,323,211 shares of common stock outstanding, of which [37,224,305] shares were held by persons other than Oasis, affiliates of the Company and affiliates of Oasis. The Company is seeking to register 46,728,275 Shares for resale that are issuable upon conversion of the New Oasis Notes held by Oasis.

U.S. Securities and Exchange Commission October 8, 2019 Page 6

Regardless of the percentage of the Company’s public float that is being registered for resale, it is important to note that the amount of shares being registered is only one factor cited in Interpretation 612.09. For example, the Staff has indicated in Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. In addition, Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, states: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The foregoing interpretive position makes clear that a holder can effect a valid secondary offering unless other facts demonstrate that the selling security holder is acting as a conduit for the issuer. In this instance, none of the circumstances of the offering discussed herein indicate that Oasis is reselling the common stock on behalf of the Company. As explained below, Oasis is not in the business of underwriting securities. Furthermore, following the issuance of the New Oasis Notes, (i) the highest closing sale price reported during that period was $0.89, which is lower than the initial conversion price of the New Oasis Notes of $1.00, and (ii) the trading volume of the Company’s common stock has not exceeded 364,500 shares on September 5, 2019, with a daily average trading volume of 54,874 shares. The Company believes that the low trading price and low trading volume support the assertion that Oasis acquired the Securities for investment purposes. This assertion is further supported by the history of investment that Oasis has made in the Company, which includes the Existing Oasis Notes issued in 2017 and 2018 that Oasis continued to hold as an investment until the exchange transaction. In addition, the Beneficial Ownership Limitation described under Factor 1 above supports the assertion that New Oasis Notes were issued in an arm’s length transaction and that Oasis is not acting on behalf of the Company with respect to the Shares being registered for resale under the Amended Registration Statement.

Further, the present circumstances, including the type of security being registered and the form on which the Amended Registration Statement has been filed, do not raise the issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. While the conversion price of the New Oasis Notes is subject to anti-dilution adjustments and resets of the conversion price , the minimum conversion price is set at 30% of the last reported sale price of the common stock on August 7, 2019, or $0.255, and accordingly the New Oasis Notes lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern.

U.S. Securities and Exchange Commission October 8, 2019 Page 7

In that regard, the Company understands that the Commission had become concerned about the public resale of securities purchased in so-called “toxic” transactions, and accordingly monitored the attempted resale of securities resulting from these types of transactions. Specifically, the Commission compared the number of shares that an issuer attempted to register to the total number of shares outstanding held by non-affiliates. In screening for these types of offerings, the Staff looked at situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to be a substitute for a complete analysis of the factors cited in CDI 612.09. It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. The Company believes that the resale of the Shares does not raise any of these “toxic” offering concerns which the Staff has focused on in the past.

In light of these circumstances, we submit that the number of Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether Oasis is in the business of underwriting securities. Oasis is a private investment fund. To the Company’s knowledge, Oasis is not a registered-broker dealer or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and is not in the business of underwriting securities.

In addition, there is no evidence that a distribution would occur if the Amended Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have been or would be employed if all of the Shares covered by the Amended Registration Statement were registered.

Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Shares underlying the New Oasis Notes by Oasis is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstance it appears that Oasis is acting as a conduit for the Company. Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that Oasis is acting on its own behalf, and is motivated by its own self-interests, and is not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Amended Registration Statement.

U.S. Securities and Exchange Commission October 8, 2019 Page 8

Oasis previously invested in the Company through the Existing Oasis Notes and continued to hold the Existing Oasis Notes until the exchange transaction. Moreover, the low trading price and trading volume of the Company’s common stock, along with the Beneficial Ownership Limitation, support the assertion that Oasis acquired the Securities for investment purposes.

The Amended Registration Statement is filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company does not have an underwriting relationship with Oasis, and Oasis is not acting on behalf of the Company with respect to the Shares being registered for resale under the Amended Registration Statement.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by Oasis, as contemplated by the Amended Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering.

***

U.S. Securities and Exchange Commission October 8, 2019 Page 9

Please contact the undersigned at (213) 687-5122 should you require further information.

Very truly yours,

/s/ P. Michelle Gasaway
P. Michelle Gasaway

cc:	JAKKS Pacific, Inc.
Stephen Berman

Skadden, Arps, Slate, Meagher & Flom LLP
Van C. Durrer II, Esq.

Feder Kaszovitz LLP
Irving Rothstein, Esq.